EXHIBIT 2.2
MERGER AGREEMENT
SCHEDULE 1

VFS Shareholder	# of EZCORP Shares
Charles Slatery	405,967
Kevin Hyneman	272,871
Joe Nicosia	149,814
James Lackie	129,338
William Haslam	95,524
James Haslam	95,389
Gordon Brothers	81,532
Phillco Partnership	69,417
Rick Olswanger	64,484
F. William Hackmeyer	60,673
Louis Baioni	46,820
Everett Hailey	46,134
Ray Cahnman	40,766
Berten, LLC	36,760
Charlie Trammell	29,526

Total	1,625,015